SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)


                           ENVIRODYNE INDUSTRIES, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    294037205
                                    ---------
                                  (CUSIP Number)

                              Gordon E. Forth, Esq.
                  WOODS, OVIATT, GILMAN, STURMAN & CLARKE LLP
                               44 Exchange Street
                            Rochester, New York 14614
                                 (716) 454-5370

                                 --------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 TOTAL SERVICES:


                                  June 16, 1995
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
     (4), check the following box  [  ].


     Check the following box if a fee is being paid with the statement  [  ].

                                  SCHEDULE 13D

 CUSIP NO. 294037205                        Page 2 of 21 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 The Malcolm I. Glazer Trust

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [  ]
                                                                (b) [  ]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                 [  ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Florida

         NUMBER OF         7   SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   0
         OWNED BY
           EACH            8   SHARED VOTING POWER
     REPORTING PERSON
           WITH                       0

                           9   SOLE DISPOSITIVE POWER

                                      0
                           10  SHARED DISPOSITIVE POWER

                                      0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

              0

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [  ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     2 of 21

 14  TYPE OF REPORTING PERSON

               0






















                                       3 of 21

                                     SCHEDULE 13D

 CUSIP NO. 294037205                        Page 3 of 21 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Malcolm I. Glazer
                   S.S. No. ###-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [  ]
                                                            (b)  [  ]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

         NUMBER OF         7   SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   0
         OWNED BY
           EACH            8   SHARED VOTING POWER
     REPORTING PERSON
           WITH                       0

                           9   SOLE DISPOSITIVE POWER

                                      0
                           10  SHARED DISPOSITIVE POWER

                                      0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                    0

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                          [  ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%

 14  TYPE OF REPORTING PERSON

                     IN

                                       4 of 21

               This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement ("Statement") to the Schedule 13D dated August 14, 1994, as amended ("Schedule 13D"), and filed on August 15, 1994 on behalf of The Malcolm Glazer Trust ("Trust") and Malcolm I. Glazer relating to the common stock, par value $.01 per share, of Envirodyne Industries, Inc. ("Envirodyne"). All capitalized terms used herein and not otherwise defined herein have the meanings previously ascribed to such terms in the
          Schedule 13D.

          Item 5.  Interests in Securities of the Issuer.
                   --------------------------------------

               Paragraph (a) of Item 5 of the Statement is hereby amended by adding the following paragraph at the end thereof:

               On August 7, 1995, the Trust sold, at a price of $4.483 per share, or $18,780,623 in the aggregate, in a private transaction all 4,189,298 shares previously reported as beneficially owned by the Trust and Mr. Glazer.

               Paragraph (b) of Item 5 of the Statement is hereby amended by adding the following paragraph at the end thereof:

               On August 7, 1995, the Trust ceased to have any power, sole or shared, to vote or to direct the vote, or dispose or direct the disposition of any of the shares.

               Paragraph (c) of Item 5 of the Statement is hereby amended by adding the following paragraph at the end thereof:

               The sale of the Shares reported in this Amendment No. 7 is the only transaction in the Shares effected during the past 60 days by the Trust or Mr. Glazer.

               Paragraph (d) of Item 5 of the Statement is hereby amended by deleting "not applicable" and inserting in place thereof the following paragraph at the end thereof:

               On August 7, 1995, the Trust and Mr. Glazer ceased to be beneficial owners of more than five percent of Envirodyne's outstanding shares.

          Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.
                   ---------------------------------------------

               Item 6 of the Statement is hereby amended by inserting immediately after the last paragraph thereof the following:

               On August 7, 1995, the Trust entered into a Stock Purchase Agreement ("Stock Purchase Agreement") with Zapata Corporation ("Zapata") pursuant to which the Trust sold on the same date all of the Trust's 4,189,298 shares of Envirodyne common stock to

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






          Zapata. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 14 and is incorporated herein by reference.
                    ----------
          The purchase price for the shares was $4.483 per share, or an aggregate purchase price of $18,780,623, which was paid by delivery of a Subordinated Promissory Note ("Note") in the principal amount of the aggregate purchase price. The Note, which is in the form of Exhibit A attached to the Stock Purchase Agreement, is payable in a single payment on August 7, 1997.

          Item 7.   Material to be Filed as Exhibits.
                    --------------------------------

               Item 7 of this Statement is hereby amended by inserting the following immediately after the last paragraph:

               Exhibit 14     -    Stock Purchase Agreement between Zapata
                                   Corporation and the Malcolm Glazer Trust dated August 7, 1995.



















                                       6 of 21

                                    SIGNATURE PAGE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Dated:  August 11, 1995

                                        THE MALCOLM I. GLAZER TRUST


                              By:  /s/Avram Glazer, Power of Attorney
                                   ----------------------------------
                                        Malcolm I. Glazer, as Trustee
                                        By Avram Glazer as Power of
                                         Attorney



                                   /s/Avram Glazer, Power of Attorney
                                   ----------------------------------
                                        Malcolm I. Glazer
                                        By Avram Glazer as Power of
                                         Attorney
















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